SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Xerox Corporation
(Name of Issuer)

Common Stock, $1 par value
(Title of Class of Securities)

984121103
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
19,806,005

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
19,806,005
10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,806,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.96%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
19,806,005

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
19,806,005

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,806,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.96%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
19,806,005

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
19,806,005

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,806,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.96%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
32,815,099

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
32,815,099

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,815,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.24%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
32,815,099

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
32,815,099

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,815,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.24%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
46,408,922

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
46,408,922

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,408,922

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 4.58%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
46,408,922

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
46,408,922

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,408,922

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.58%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
79,224,021

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
79,224,021

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,224,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.82%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
79,224,021

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
79,224,021

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,224,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.82%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
79,224,021

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
79,224,021

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,224,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.82%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
79,224,021

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
79,224,021

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,224,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.82%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
79,224,021

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
79,224,021

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,224,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.82%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 984121103

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
99,030,026

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
99,030,026

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,030,026

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.78%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the shares of Common Stock, $1 par value ("Shares"), issued by Xerox Corporation (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 23, 2015 (as previously amended, the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 99,030,026 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $1,026.3 million (including commissions and premiums for options and forwards to purchase Shares). The source of funding for the Shares held by the Reporting Persons was the general working capital of the respective purchasers. The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On June 27, 2016, the Reporting Persons entered into an Agreement with the Issuer. A copy of the Agreement is filed herewith as an exhibit and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 99,030,026 Shares, representing approximately 9.78% of the Issuer's outstanding Shares (based upon the 1,013,002,305 Shares stated to be outstanding as of March 31, 2016 by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2016).

(b) High River has sole voting power and sole dispositive power with regard to 19,806,005 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 32,815,099 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 46,408,922 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 5(c) of the Schedule 13D is herby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected by the Reporting Persons since their last filing on Schedule 13D. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	04/27/2016	455,000.00	$9.91
High River Limited Partnership	04/28/2016	300,000.00	9.86
High River Limited Partnership	04/29/2016	400,000.00	9.62
High River Limited Partnership	05/02/2016	105,597.00	9.58
High River Limited Partnership	05/03/2016	70,000.00	9.48

Icahn Partners LP	04/27/2016	1,113,159.00	$9.91
Icahn Partners LP	04/28/2016	702,149.00	9.86
Icahn Partners LP	04/29/2016	936,201.00	9.62
Icahn Partners LP	05/02/2016	299,919.00	9.58
Icahn Partners LP	05/03/2016	164,023.00	9.48

Icahn Partners Master Fund LP	04/27/2016	706,841.00	$9.91
Icahn Partners Master Fund LP	04/28/2016	497,851.00	9.86
Icahn Partners Master Fund LP	04/29/2016	663,799.00	9.62
Icahn Partners Master Fund LP	05/02/2016	122,467.00	9.58
Icahn Partners Master Fund LP	05/03/2016	115,977.00	9.48

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1.	Agreement between the Reporting Persons and the Issuer (incorporated by reference to Exhibit 10(b) to the Form 8−K filed by the Issuer with the Securities and Exchange Commission on June 27, 2016).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2016

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 3 to Schedule 13D – Xerox Corporation]